info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB – MMRSF
2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada	T.604.331.8772 F.604.331.8773 Toll Free 1.877.529.8475

November 17, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of OCTOBER 2008

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Madison Minerals Inc. – News Release dated October 22, 2008,

➢

Madison Minerals inc. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.
(Registrant)

Date: November 17, 2008	By: “Chet Idziszek”
Chet Idziszek

Its: President
(Title)

24TH Floor - 1111 W. Georgia St	2000 – 1055 West Hastings St
Vancouver, BC, Canada V6E 4M3	Vancouver, BC, Canada V6E 2E9
Phone: 604.685.5492	Phone: 604.331.8772
Fax: 604.685.2536	Fax: 604.331.8773
www.buffalogold.ca	www.madisonminerals.com

Trading Symbol: TSXV – BUF
OTC\BB – BYBUF	Trading Symbol: TSXV – MMR
FWB – B4K	OTC.BB - MMRSF

BUFFALO SIGNS M.O.U. FOR INITIAL CDN$13M INVESTMENT DEAL

Vancouver, B.C., October 22, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to announce that the Company has signed a Memorandum of Understanding (M.O.U.) with China Railway Resources Co. LTD. (“CRRC”), a wholly owned subsidiary of China Railway Group Limited (“CREC”) (www.crec.cn ) to invest directly into the Company as well as finance the Mt Kare project in Papua New Guinea and the grassroots projects in Australia. “CREC” is a public company registered in the People’s Republic of China and one of the largest civil construction companies in the world.  From January 2008 to June 2008 CREC reported profit attributable to the equity holders of the Company of RMB1.906 billion ($332,000,000 CDN), representing a year-on-year growth of 190%.  CREC has created a Resource Development Branch to invest in overseas mineral development projects.

Buffalo Gold’s CEO, Brian McEwen commented, “We are very excited to have signed this MOU with CREC.  Raising money for early stage projects is extremely difficult in the current market, and as such our Australian properties and even the Mt Kare project have been underexplored for the past year.   Buffalo now has a partner with the financial backing to complete exploration and evaluation at Mt Kare and our portfolio of grass roots projects in Australia. This allows us to focus on completing the underground feasibility study at our Furtei operation in Sardinia so that we can increase our revenues from that project.”

Under the terms of the M.O.U., CRRC intends to:

•

Make an equity investment into Buffalo of $3,000,000 CDN at $0.10 for each unit. Each unit contains one common share and one half share warrant at $0.30 per share for one year from date of closing

•

Make a project investment $7,500,000 CDN into Buffalo’s Mt Kare JV with Madison Minerals within 24 months of signing to earn 54% of the project.

•

Earn up to 72% in the project by making a cash payment of $5,000,000 CDN to the Mt Kare JV and completing a feasibility study on the project.  CRRC will earn 82% with a total project investment of at least $40,000,000 CDN.

•

Make a total project investment into Buffalo’s Australian portfolio of $2,500,000 CDN to earn 60%.  CRRC can earn up to 80% in any of the projects by advancing to the stage of resources as defined in NI 43-101.

The M.O.U. is contingent on CRRC completing due diligence on Buffalo and its assets and receiving all approvals, including approval from the TSX Venture Exchange.

Time is of the essence and the proposed schedule is for CRRC to begin due diligence and site visits and within two weeks of signing and if satisfied with the due diligence to finalize terms and conditions within eight weeks of signing.

Madison-Buffalo joint venture

The interests of Buffalo Gold and Madison Minerals in the Mt. Kare project are currently held via a joint venture agreement dated June 25, 2007 by which Buffalo has a 60% interest and Madison a 40% interest, which is subject to dilution in certain circumstances. Completion of the transactions set out in the M.O.U. would result in the replacement of that joint venture agreement with a new agreement, providing for, among other matters:

•

Fixing Madison’s interest in the project at 40% of the total retained Madison-Buffalo interest at all stages going forward, not subject to dilution.

•

A cash payment from Buffalo to Madison of $352,165 CDN on regulatory acceptance of an agreement in respect of the matters set out in the M.O.U.

•

Receipt by Madison of 40% of the $5,000,000 USD cash payment to the JV as set out above.

•

Retention by Madison of 3.2% interest in the project at the point of CREC’s earning its 82% interest.

•

Relief from a requirement that Madison fund a portion of the JV’s expenditures on the Mt. Kare project since July 14, 2008 or, in the alternative, face dilution of its interest to an amount less than 40%.

Madison confirms that it is the owner of 3,521,648 shares of Buffalo Gold Ltd.

About CREC

China Railway Group Ltd. (“CREC”) is one of the largest civil construction companies in the world and the largest railway, road, bridge and tunnel construction company in Asia. The Company’s current ranking in Fortune 500, as published in the US Fortune magazine in 2008, is 341; rank 332 in the ‘‘Top 500 Brands in the World’’ list prepared by World Brand Laboratory in 2008; and rank 433 in the ‘‘Global 500’’ published in the Financial Times.

About Buffalo Gold

Buffalo’s vision is to build shareholder value by growing a gold mining company through a combination of exploration and acquisition. The Company became a gold producer in November 2007 with the acquisition of the Furtei mine, and is exploring projects in Sardinia, Papua New Guinea and Australia.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.   To find out more about Madison Minerals Inc. (TSX-V: MMR) please visit the company website at www.madisonminerals.com.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

On behalf of the Board of Directors of	On behalf of the Board of Directors of
BUFFALO GOLD LTD.	MADISON MINERALS INC.

“Brian McEwen”	“Chet Idziszek”

Brian McEwen,	Chet Idziszek,
President and Chief Executive Officer	President and Chief Executive Officer

For further information please contact:	For further information please contact:
Julie Hajduk, Investor Relations	David Scott, Investor Relations
E-mail: julie@buffalogold.ca	E-mail: dscott@mine-tech.com
Phone: 604.685.5492 or T.F.1.888.685.5492	Phone: 604.331.8772 or T.F.1.877.529.8475

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AT THE DATE THE STATEMENTS ARE MADE, AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. BUFFALO UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

CAUTIONARY NOTE TO U.S. INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS MINING COMPANIES, IN THEIR FILING WITH THE SEC, TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. WE USE CERTAIN TERMS IN THIS WEBSITE, SUCH AS "MINERAL RESOURCES," "MEASURED," "INDICATED," AND "INFERRED RESOURCES," THAT THE SEC GUIDELINES PROHIBIT US FROM INCLUDING IN OUR FILING WITH THE SEC. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE IN OUR FORM 20-F, FILE NO. 0-30150, AVAILABLE FROM US BY CONTACTING THE INVESTOR RELATIONS DEPARTMENT.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

October 24, 2008

Item 3.

Press Release

October 22, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer’s joint venture partner announces signing of Memorandum of Understanding.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 24th day of October 2008.

MADISON MINERALS INC.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

24TH Floor - 1111 W. Georgia St	2000 – 1055 West Hastings St
Vancouver, BC, Canada V6E 4M3	Vancouver, BC, Canada V6E 2E9
Phone: 604.685.5492	Phone: 604.331.8772
Fax: 604.685.2536	Fax: 604.331.8773
www.buffalogold.ca	www.madisonminerals.com

Trading Symbol: TSXV – BUF
OTC\BB – BYBUF	Trading Symbol: TSXV – MMR
FWB – B4K	OTC.BB - MMRSF

BUFFALO SIGNS M.O.U. FOR INITIAL CDN$13M INVESTMENT DEAL

Vancouver, B.C., October 22, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to announce that the Company has signed a Memorandum of Understanding (M.O.U.) with China Railway Resources Co. LTD. (“CRRC”), a wholly owned subsidiary of China Railway Group Limited (“CREC”) (www.crec.cn ) to invest directly into the Company as well as finance the Mt Kare project in Papua New Guinea and the grassroots projects in Australia. “CREC” is a public company registered in the People’s Republic of China and one of the largest civil construction companies in the world.  From January 2008 to June 2008 CREC reported profit attributable to the equity holders of the Company of RMB1.906 billion ($332,000,000 CDN), representing a year-on-year growth of 190%.  CREC has created a Resource Development Branch to invest in overseas mineral development projects.

Buffalo Gold’s CEO, Brian McEwen commented, “We are very excited to have signed this MOU with CREC.  Raising money for early stage projects is extremely difficult in the current market, and as such our Australian properties and even the Mt Kare project have been underexplored for the past year.   Buffalo now has a partner with the financial backing to complete exploration and evaluation at Mt Kare and our portfolio of grass roots projects in Australia. This allows us to focus on completing the underground feasibility study at our Furtei operation in Sardinia so that we can increase our revenues from that project.”

Under the terms of the M.O.U., CRRC intends to:

•

Make an equity investment into Buffalo of $3,000,000 CDN at $0.10 for each unit. Each unit contains one common share and one half share warrant at $0.30 per share for one year from date of closing

•

Make a project investment $7,500,000 CDN into Buffalo’s Mt Kare JV with Madison Minerals within 24 months of signing to earn 54% of the project.

•

Earn up to 72% in the project by making a cash payment of $5,000,000 CDN to the Mt Kare JV and completing a feasibility study on the project.  CRRC will earn 82% with a total project investment of at least $40,000,000 CDN.

•

Make a total project investment into Buffalo’s Australian portfolio of $2,500,000 CDN to earn 60%.  CRRC can earn up to 80% in any of the projects by advancing to the stage of resources as defined in NI 43-101.

The M.O.U. is contingent on CRRC completing due diligence on Buffalo and its assets and receiving all approvals, including approval from the TSX Venture Exchange.

Time is of the essence and the proposed schedule is for CRRC to begin due diligence and site visits and within two weeks of signing and if satisfied with the due diligence to finalize terms and conditions within eight weeks of signing.

Madison-Buffalo joint venture

The interests of Buffalo Gold and Madison Minerals in the Mt. Kare project are currently held via a joint venture agreement dated June 25, 2007 by which Buffalo has a 60% interest and Madison a 40% interest, which is subject to dilution in certain circumstances. Completion of the transactions set out in the M.O.U. would result in the replacement of that joint venture agreement with a new agreement, providing for, among other matters:

•

Fixing Madison’s interest in the project at 40% of the total retained Madison-Buffalo interest at all stages going forward, not subject to dilution.

•

A cash payment from Buffalo to Madison of $352,165 CDN on regulatory acceptance of an agreement in respect of the matters set out in the M.O.U.

•

Receipt by Madison of 40% of the $5,000,000 USD cash payment to the JV as set out above.

•

Retention by Madison of 3.2% interest in the project at the point of CREC’s earning its 82% interest.

•

Relief from a requirement that Madison fund a portion of the JV’s expenditures on the Mt. Kare project since July 14, 2008 or, in the alternative, face dilution of its interest to an amount less than 40%.

Madison confirms that it is the owner of 3,521,648 shares of Buffalo Gold Ltd.

About CREC

China Railway Group Ltd. (“CREC”) is one of the largest civil construction companies in the world and the largest railway, road, bridge and tunnel construction company in Asia. The Company’s current ranking in Fortune 500, as published in the US Fortune magazine in 2008, is 341; rank 332 in the ‘‘Top 500 Brands in the World’’ list prepared by World Brand Laboratory in 2008; and rank 433 in the ‘‘Global 500’’ published in the Financial Times.

About Buffalo Gold

Buffalo’s vision is to build shareholder value by growing a gold mining company through a combination of exploration and acquisition. The Company became a gold producer in November 2007 with the acquisition of the Furtei mine, and is exploring projects in Sardinia, Papua New Guinea and Australia.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.   To find out more about Madison Minerals Inc. (TSX-V: MMR) please visit the company website at www.madisonminerals.com.

Brian McEwen is the Qualified Person for Buffalo and has read and approved the contents of this news release.

On behalf of the Board of Directors of	On behalf of the Board of Directors of
BUFFALO GOLD LTD.	MADISON MINERALS INC.

“Brian McEwen”	“Chet Idziszek”

Brian McEwen,	Chet Idziszek,
President and Chief Executive Officer	President and Chief Executive Officer

For further information please contact:	For further information please contact:
Julie Hajduk, Investor Relations	David Scott, Investor Relations
E-mail: julie@buffalogold.ca	E-mail: dscott@mine-tech.com
Phone: 604.685.5492 or T.F.1.888.685.5492	Phone: 604.331.8772 or T.F.1.877.529.8475

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS, WHICH ARE BASED ON THE OPINIONS AND ESTIMATES OF MANAGEMENT AT THE DATE THE STATEMENTS ARE MADE, AND ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. BUFFALO UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS IF CIRCUMSTANCES OR MANAGEMENT'S ESTIMATES OR OPINIONS SHOULD CHANGE. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

CAUTIONARY NOTE TO U.S. INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION ("SEC") PERMITS MINING COMPANIES, IN THEIR FILING WITH THE SEC, TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. WE USE CERTAIN TERMS IN THIS WEBSITE, SUCH AS "MINERAL RESOURCES," "MEASURED," "INDICATED," AND "INFERRED RESOURCES," THAT THE SEC GUIDELINES PROHIBIT US FROM INCLUDING IN OUR FILING WITH THE SEC. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE IN OUR FORM 20-F, FILE NO. 0-30150, AVAILABLE FROM US BY CONTACTING THE INVESTOR RELATIONS DEPARTMENT.